Exhibit 6.3

CEO EMPLOYMENT AGREEMENT for HSL Inc.

This CEO EMPLOYMENT AGREEMENT is entered into by and between Home Shopping Network Inc symbol “HSPG”, a Delaware corporation (the “Company”), and Frank Celecia, the undersigned individual (“Executive”). Dated April 1st 2010.

RECITAL

The Company and Executive desire to enter into an Employment Agreement setting forth the terms and conditions of Executive’s employment with the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Company and Executive agree as follows:

1.	Employment.

(a)        Term. The Company hereby employs Executive to serve as Chief Executive Officer of the Company. The employment with the Company is for a (5) Five Year period of time from the date of this agreement. The Company or the Executive is free to terminate the employment relationship at any time, subject to the other provisions of this Agreement.

(b)       Duties and Responsibilities. Executive will be reporting to the Company’s Board of Directors. Within the limitations established by the Bylaws of the Company, the Executive shall have each and all of the duties and responsibilities of the CEO position and such other duties on behalf of the Company as may be reasonably assigned from time to time by the Company’s Board.

(c)        Location. The location at which Executive shall perform services for the Company shall be Miami Florida Office (Comtel Studios).

2.	Compensation.

(a)        Base Salary. Executive shall be paid a base salary (“Base Salary”) at the annual rate of $180,000, payable in bi-weekly installments consistent with Company’s payroll practices. The annual Base Salary shall be increased 10% on or before [January 1,2011] of each year, unless Executive’s employment hereunder shall have been terminated earlier pursuant to this Agreement, starting on [April 1st 2010]. Payment. Payment of all compensation to Executive hereunder shall be made in accordance with the relevant Company policies in effect from time to time, including normal payroll practices, and shall be subject to all applicable employment and withholding taxes.

(b)        Bonus. Executive shall also be entitled to a bonus determined at the sole discretion of the Board of Directors not to exceed 100% of the executives current salary.

(c)        Other Employment Benefits.

Executive shall be provided a corporate car with a driver/security credential individual. The company will provide all auto maintenance and routine service, applicable license fees for the State of Florida and auto insurance at company expense. The initial capital cost shall not exceed ($85,000) Eighty Five Thousand Dollars. At the request of the executive the automobile shall be replaced every 2 years.

Executive shall be provided living expenses in the State of Florida not to exceed $10,000 dollars per month.

Executive shall be provided a 5 million dollar term life Insurance policy paid to his surviving family member his wife first and family trust second upon his death while under this employment contract.

Executive at his request shall be granted personal loans not to exceed a total of (3) Three million dollars @ 4.5% interest only, until repaid. The loans will be secured by real estate or common stock of the executive at the choice of the executive and held by the Chief Financial Officer until such loans have been repaid.

(d)       Business Expenses. Upon submission of itemized expense statements in the manner specified by the Company, Executive shall be entitled to reimbursement for reasonable travel and other reasonable business expenses duly incurred by Executive in the performance of his duties under this Agreement.

(e)        Benefit Plans. Executive shall be entitled to participate in the Company’s medical and dental plans, life and disability insurance plans and retirement plans pursuant to their terms and conditions. Executive shall be entitled to participate in any other benefit plan offered by the Company to its employees during the term of this Agreement. Nothing in this Agreement shall preclude the Company from terminating or amending any employee benefit plan or program from time to time.

(f)        Vacation. Executive shall be entitled to (4) weeks of vacation each year of full employment, exclusive of legal holidays, as long as the scheduling of Executive’s vacation does not interfere with the Company’s normal business operations.

(g)        Stock Options. None to be issued

(h)       No Other Benefits. Executive understands and acknowledges that the compensation specified in Sections (2) of this Agreement shall be in lieu of any and all other compensation, benefits and plans.

3.           Executive’s Business Activities. Executive shall devote the substantial portion of his entire business time, attention and energy exclusively to the business and affairs of the Company, Executive may serve as a member of the Board of Directors of other organizations that do not compete with the Company, and may participate in other professional, civic, governmental organizations and activities that do not materially affect his ability to carry out his duties hereunder.

4.	Termination of Employment.

(a)        For Cause. Notwithstanding anything herein to the contrary, the Company may terminate Executive’s employment hereunder for cause for any one of the following reasons: (1) conviction of a felony, or a misdemeanor where imprisonment is imposed, (2) commission of any act of theft, fraud, or falsification of any employment or Company records in any material way, (3) Executive’s failure or inability to perform any material reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability, or (4) material breach of this Agreement which breach is not cured within ten (10) days following written notice of such breach. Upon termination of Executive’s employment with the Company for cause, the Company shall be under no further obligation to Executive for salary or bonus, except to pay all accrued but unpaid base salary, accrued bonus (if any) and accrued vacation to the date of termination thereof.

(b)        Without Cause. The Company may terminate Executive’s employment hereunder at any time without cause, provided, however, that Executive shall be entitled to severance pay in the amount of 5 years of Base Salary in addition to accrued but unpaid Base Salary and accrued vacation, less deductions required by law.

5.           Disability of Executive. The Company may terminate this Agreement without liability if Executive shall be permanently prevented from properly performing his essential duties hereunder with reasonable accommodation by reason of illness or other physical or mental incapacity for a period of more than 360 consecutive days. Upon such termination, Executive shall be entitled to all unpaid Base Salary for the remainder of the contract period, accrued bonus (if any) and accrued vacation.

6.           Death of Executive. In the event of the death of Executive, the Company’s obligations hereunder shall automatically cease and terminate; provided, however, that within 15 days the Company shall pay to Executive’s heirs or personal representatives Executive’s Base Salary and accrued vacation accrued to the date of death and all insurance policy payments.

7.         Confidential Information and Invention Assignments. Executive has executed a Confidential Information and Invention Assignment Agreement (the “Confidential Information and Invention Assignment Agreement”). The obligations under the Confidential Information and Invention Assignment Agreement shall survive termination of this Agreement for any reason.

8.         Assignment and Transfer. Executive’s rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void.

9.           No Inconsistent Obligations. Executive is aware of no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with his undertaking employment with the Company. Executive will not disclose to the Company, or use, or induce the Company to use, any proprietary information or trade secrets of others. Executive represents and warrants that he or she has returned all property and confidential information belonging to all prior employers.

10.	Miscellaneous.

(a)        Indemnification Agreement. Executive is concurrently executing with the Company an Indemnification Agreement giving him various indemnification rights as an officer.

(b)        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict of law principles.

(c)        Entire Agreement. This Agreement contains the entire agreement and understanding between the parties hereto and supersedes any prior or contemporaneous written or oral agreements, representations and warranties between them respecting the subject matter hereof.

(d)       Amendment. This Agreement may be amended only by a writing signed by Executive and by a duly authorized representative of the Company.

(e)       Severability. If any term, provision, covenant or condition of this Agreement, or the application thereof to any person, place or circumstance, shall be held to be invalid, unenforceable or void, the remainder of this Agreement and such term, provision, covenant or condition as applied to other persons, places and circumstances shall remain in full force and effect.

(f)        Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the Company or Executive.

(g)       Rights Cumulative. The rights and remedies provided by this Agreement are cumulative, and the exercise of any right or remedy by either party hereto (or by its successor), whether pursuant to this Agreement, to any other agreement, or to law, shall not preclude or waive its right to exercise any or all other rights and remedies.

(h)        Nonwaiver. No failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of any other right, power or privilege or of the same right, power or privilege in any other instance. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged and, in the case of the Company, by an officer of the Company (other than Executive) or other person duly authorized by the Company.

(i)        Notices. Any notice, request, consent or approval required or permitted to be given under this Agreement or pursuant to law shall be sufficient if in writing, and if and when sent by certified or registered mail, with postage prepaid, to Executive’s residence (as noted in the Company’s records), or to the Company’s principal office, as the case may be.

(j)        Arbitration. Any controversy, dispute or claim arising out of or related to this Agreement or breach of this Agreement shall be settled solely by confidential binding arbitration by a single arbitrator in accordance with the commercial arbitration rules of JAMS in effect at the time the arbitration commences. The award of the arbitrator shall be final and binding. No party shall be entitled to, and the arbitrator shall not be authorized to, award costs of a party (including, without limitation, attorneys' fees). The arbitration shall be held in [Dover], [Delaware]. The arbitrator shall not be required to provide support or explanation for his award.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below.

[HSL Inc.]		[Frank Celecia]

By: X		By:	/s/ Frank Celecia
Name:	Dr. Randell Young	Name:	Frank Celecia
Title:	Board Member	Title:	CEO/HSPL Inc

Address: 40 E Division Street
suite A
Dover, DE 19901		Address: 40 E Division Street
suite A
Dover, DE 19901
By: X
Name:	Dr.Cathy Goodman
Title :	Board member:
		Phone	310-589-9640
	Fax: 818-540-4251	Fax: :	818-540-4251
		Email:	frank@vivatelecompras.com

Date: April 1st,2010

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